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                 March 24, 2022

       Thomas Hallam
       Chief Executive Officer
       PALISADE BIO, INC.
       5800 Armada Drive, Suite 210
       Carlsbad, California 92008

                                                        Re: PALISADE BIO, INC.
                                                            Registration
Statement on Form S-3
                                                            Filed March 18,
2022
                                                            File No. 333-263705

       Dear Mr. Hallam:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Karen Deschaine